Seed: Network of smart bathrooms

External | Inbox × | Leads/Interested ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>

to Angela

Mon, Mar 27, 12:09 PM (10 days ago)

Hi Angela,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722

Angela Lee Tue, Mar 28, 5:17 AM
to me

Fletcher, do you have a deck we can review?

Thanks, Angela

...

--

Angela Lee
Founder, 37 Angels
e | angela@37angels.com
w | 37angels.com
t | @37angelsny

Want to learn the art of investing in startups? Check out our next investing bootcamp (offered both in person and online)! See what Entrepreneur, Huffington Post, Forbes, and others have said about our work.



Fletcher Wilson <fletcher.wilson@thronelabs.co> Tue, Mar 28, 7:46 PM
to Angela

Hi Angela,

Absolutely! You can find our deck linked here.

If you think Throne's a fit, I'd love to hop on a call and answer any questions/discuss details.

Best,
Fletcher

...



Fletcher Wilson <fletcher.wilson@thronelabs.co> Wed, Apr 5, 12:00 PM (6 days ago)

to Angela

Hi Angela,

Hope all is well. Just wanted to follow up and see if you had a chance to review the deck? If you think we could be a fit, I'd be happy to hop on a call to discuss details and answer any questions this week.

Thank you,
Fletcher

...

Angela Lee Wed, Apr 5, 1:17 PM (6 days ago)

to Investment, me

Fletcher, apologies for the delay. Our team will review and revert back!

...



Fletcher Wilson <fletcher.wilson@thronelabs.co> Thu, Apr 6, 10:19 AM (5 days ago)

to Angela, Investment

Awesome, thank you!

...



Fletcher Wilson <fletcher.wilson@thronelabs.co> Apr 5, 2023, 12:00 PM (6 days ago)

to Angela

Hi Angela,

Hope all is well. Just wanted to follow up and see if you had a chance to review the deck? If you think we could be a fit, I'd be happy to hop on a call to discuss details and answer any questions this week.

Thank you,
Fletcher

•••

A

Angela Lee Apr 5, 2023, 1:17 PM (6 days ago)

to Investment, me

Fletcher, apologies for the delay. Our team will review and revert back!

•••



Fletcher Wilson <fletcher.wilson@thronelabs.co> Apr 6, 2023, 10:19 AM (5 days ago)

to Angela, Investment

Awesome, thank you!

•••



Sarah Zhukovsky

to me

Mon, Apr 10, 11:11 AM (1 day ago)

Hi Fletcher,

Thank you for sharing this with us. After careful consideration, we have decided it's unfortunately not the right fit for our portfolio at the moment. While we are impressed with what you are building, due to the highly competitive nature of our selection process we are only able to push through a few opportunities to the next stage of our review. We wish you the very best of luck in the next steps for Throne.

Best,
Sarah

Sarah Zhukovsky
Investment Associate, 37 Angels
e | funding@37angels.com
w | 37angels.com
t | @37angelsny

...



Fletcher Wilson <fletcher.wilson@thronelabs.co>

to Sarah

Apr 10, 2023, 3:23 PM (1 day ago)

Hi Sarah,

Thanks for giving us a look!

Best,
Fletcher

...

Throne Seed Round

External | Leads/Interested × | Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Brian

Wed, Apr 5, 8:18 AM (6 days ago)

Hi Brian,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722

B

Brian Schwartz

to me

Wed, Apr 5, 5:48 PM (6 days ago)

What are you doing in revenue?

Brian

...



Fletcher Wilson <fletcher.wilson@thronelabs.co>

to Brian

Thu, Apr 6, 6:31 AM (5 days ago)

Hi Brian,

We just kicked off our commercial launch on March 12th. Prior to that, we completed a ~18 month product and market development phase with mostly unpaid pilots through various municipalities and enterprises, so revenue was insignificant in 2022. Revenue will be ramping up steadily from here with annualized recurring revenue of $135k for April and $250k for May (based on our signed contracts), and expected to get to $1M annualized mark by about August. Average contract size right now is $53k, but our pipeline is pretty interesting and would love the chance to walk you through some of the big customers we have getting close to the end which would drastically change these numbers (NYC, LA Metro, Google/Waymo, Ann Arbor). Would love to hop on a call if interested in learning more.

Fletcher

...

Brian Schwartz Thu, Apr 6, 4:14 PM (5 days ago)
to me

Sorry, too early for me. Wishing you all the best.

Brian



Fletcher Wilson <fletcher.wilson@thronelabs.co> Apr 8, 2023, 4:37 AM (3 days ago)
to Brian

No worries, Brian. Thanks for giving us a look!

Best,
Fletcher

Investment Inquiry: Throne

External Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co> Wed, Mar 22, 9:43 AM

to Cedric

Hi Cedric,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Fletcher Wilson <fletcher.wilson@thronelabs.co> Mon, Mar 27, 3:00 PM

to Cedric

Hi Cedric,

Wanted to follow up here. Interested in chatting about our investment round?

Throne Labs is building a network of smart, clean public bathrooms for the 200M Americans using public restrooms every week. Thrones are powered by IoT sensors, no-touch fixtures, and a smart servicing model, saving customers billions. With $6M invested into R&D, and $20M ARR in the pipeline, the commercial launch of our patent-pending, loveable bathroom network was met with incredible traction.

Would you like to see our deck?

Thanks,

...

Cedric Sellin <csellin@gmail.com> Mon, Mar 27, 10:47 PM

to me

Not for me, i only invest in software

...

Fletcher Wilson <fletcher.wilson@thronelabs.co> Tue, Mar 28, 7:47 PM

to Cedric

Thanks Cedric, I appreciate the response.

...

Seed: Network of smart bathrooms External Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co> Wed, Mar 22, 7:40 AM

to Eric

Hi Eric,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722



Fletcher Wilson <fletcher.wilson@thronelabs.co> Mon, Mar 27, 11:12 AM

to Eric

Hi Eric,

Wanted to follow up here. Interested in chatting about our investment round?

Throne Labs is building a network of smart, clean public bathrooms for the 200M Americans using public restrooms every week. Thrones are powered by IoT sensors, no-touch fixtures, and a smart servicing model, saving customers billions. With $6M invested into R&D, and $20M ARR in the pipeline, the commercial launch of our patent-pending, loveable bathroom network was met with incredible traction.

Would you like to see our deck?

Thanks,

•••



Eric Chen <eric@ujventures.com> Mon, Mar 27, 11:20 AM

to me

I love this idea! Before wasting your time, do you mind sending me a deck? Just want to make sure it's a fit from a financing perspective before I use up your time and necessarily. Regards, Eric

•••

--

Eric Chen
Uj Ventures
1-650-887-4628



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Eric

Mon, Mar 27, 2:05 PM

Hi Eric,

Absolutely! You can find our deck linked here.

If you think Throne's a fit, I'd love to hop on a call and answer any questions/discuss details.

Best,
Fletcher

...



Eric Chen
to me

Tue, Mar 28, 12:40 PM

Thanks for sending Fletcher. I love this idea and really hope you succeed. Unfortunately the round dynamics and capital requirements for this round make it a poor fit. We cut $500K-$1M checks in rounds where we think a team can prove PM fit in ~ 18-234 months.

I would go after some of the H/W focused funds: SOSV, Shasta, Lux

...

Fletcher Wilson <fletcher.wilson@thronelabs.co> Mar 28, 2023, 1:36 PM
to Eric

Thanks Eric,

Appreciate the look. In case some of the round dynamics might have gotten misconstrued, I did just wanted to clarify: We are raising ~$1.8M more on the current round ($700k wired to date into $2.5M total target), with the goal of proving PMF in the next 12 months as we continue to convert on our pipeline, and hopefully land a few of the monsters. Obviously the definition of PMF might differ, but let me know if this clarification changes anything for you, I'd be happy to take a short call to explain why I think PMF for us is actually quite a bit closer than it may seem.

And thanks so much for the suggestions on specific HW firms!

Fletcher

...

Eric Chen Mar 28, 2023, 1:41 PM
to me

thanks for the clarification. that helps, and while it's a bit closer to our thesis, the business model & capital intensive nature of it still makes for a poor fit. good luck with it

...

Fletcher Wilson <fletcher.wilson@thronelabs.co> Mar 28, 2023, 7:49 PM
to Eric

Understood. Thanks for your time!

Best,
Fletcher

...

Raise: Bathrooms aren't sexy, but everyone needs one.

External Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Gigi

Mar 21, 2023, 10:01AM

Hi Gigi,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722

Fletcher Wilson <fletcher.wilson@thronelabs.co> Mar 27, 2023, 7:11 AM

to Gigi

Hi Gigi,

Wanted to follow up here. Interested in chatting about our investment round?

Throne Labs is building a network of smart, clean public bathrooms for the 200M Americans using public restrooms every week. Thrones are powered by IoT sensors, no-touch fixtures, and a smart servicing model, saving customers billions. With $6M invested into R&D, and $20M ARR in the pipeline, the commercial launch of our patent-pending, loveable bathroom network was met with incredible traction.

Would you like to see our deck?

Thanks,

...

NFX Investment Team <investment@nfx.com> Sat, Apr 1, 2:46 PM (10 days ago)

to me, Gigi

Fletcher,

Thank you for reaching out, and for your interest in NFX.

This looks really cool, and we bet it will be a big hit. Unfortunately, we do not focus on businesses with a hardware component, so this won't be a fit for us.

We were Founders before we became investors, so we built Signal as a place to connect with investors and BriefLink to send more efficient company intros. Hope you find them useful.

We also try our best to share our learnings, so please check out the NFX Masterclass, podcast, and essays, which reveal some of the cheat codes we've discovered over the years.

All the best,
NFX Investment Team



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to NFX, Gigi

Wed, Apr 5, 12:00 PM (6 days ago)

Hi Gigi,

Appreciate the follow-up. If this is something you could be interested in as an angel investment, do let me know. We are also opening a community round on Wefunder for smaller check sizes soon.

Happy to hop on a quick call or keep you updated if there's interest!

Thank you,
Fletcher

...

G

Gigi Levy Weiss
to me, NFX

Apr 5, 2023, 12:40 PM (6 days ago)

Sadly not

Best,

gg

NfX

Gigi Levy Weiss
GENERAL PARTNER

+972542428888 | gigi@nfx.com

Visit Us: www.nfx.com
The Brief: Present a company to NFX.
Signal: Connect to share investments.

Seed: Network of smart bathrooms

External | Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Karen

Thu, Mar 23, 7:39 AM

Hi Karen,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722



Fletcher Wilson <fletcher.wilson@thronelabs.co>

to Karen

Tue, Mar 28, 9:32 AM

Hi Karen,

Wanted to follow up here. Interested in chatting about our investment round?

Throne Labs is building a network of smart, clean public bathrooms for the 200M Americans using public restrooms every week. Thrones are powered by IoT sensors, no-touch fixtures, and a smart servicing model, saving customers billions. With $6M invested into R&D, and $20M ARR in the pipeline, the commercial launch of our patent-pending, loveable bathroom network was met with incredible traction.

Would you like to see our deck?

Thanks,

...

K **Karen Page** <kpage@bcapgroup.com>

to me

Tue, Mar 28, 11:02 AM

Thank you, but not in our space!



Fletcher Wilson <fletcher.wilson@thronelabs.co> Thu, Mar 30, 11:10 AM (12 days ago)

to Karen

Hi Karen,

Of course, thanks for the response! Do feel free to follow up at any time if you are interested personally, as we are putting together a community round in parallel ($700k invested into a $2M round so far).

Take care,
Fletcher

Investment Inquiry: Throne

External | Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>

Mar 24, 2023, 10:19 AM

to Kirby

Hi Kirby,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722



Kirby Winfield
to me

Mar 25, 2023, 9:03 AM

Hey thanks for the look but will pass here as we're focused on Seattle-area startups.

Be well!

KW

Kirby Winfield
Ascend.vc
206.802.8055

Sent via Superhuman

...



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Kirby

Mon, Mar 27, 6:28 PM

Hi Kirby,

Of course, thanks for the follow-up! If this is something you could be interested in as an angel investment, definitely let me know. We're also opening a crowdfunding round on Wefunder for smaller check sizes soon.

Happy to jump on a quick call if there's still interest.

Take care,
Fletcher



Kirby Winfield

to me

Mar 27, 2023, 8:00 PM

thx but not writing angels checks atm!

Kirby Winfield
Ascend.vc
206.802.8055

Sent via Superhuman

On Mon, Mar 27, 2023 at 6:28 PM, Fletcher Wilson <fletcher.wilson@thronelabs.co> wrote:

> Hi Kirby,
>
> ...



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Kirby

Tue, Mar 28, 7:46 PM

Understood. Thanks for your time!

Best,
Fletcher

Raise: Everyone needs a bathroom External Leads/Met, Follow-Up ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to John

Wed, Apr 5, 7:00 AM (6 days ago)

Hi John,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722

Matt Wan <matt@jazzvp.com> Wed, Apr 5, 8:37 PM (6 days ago)

to Jen, me

Fletcher -

I'm part of the investment team here at Jazz. John forwarded your message below.

I'd be interested to take a call and learn more about what you're working on.

Copying Jen here who can help coordinate a time for us.

Look forward to meeting.

Matt

...

--

Matt Wan

JAZZ Venture Partners

matt@jazzvp.com

650-208-7345



Fletcher Wilson <fletcher.wilson@thronelabs.co> Thu, Apr 6, 6:33 AM (5 days ago)

to Matt, Jen

Thanks Matt,

Jazz looks interesting! Would love to chat.

Hi Jen,

Thanks for helping to set something up. Please feel free to send over some potential time slots, or if you let me know what meeting duration is best, I can send over a Calendly link.

Thanks,

Fletcher

...



Jen Nguyen Thu, Apr 6, 7:37 AM (5 days ago)

to me

Great! We typically try for 30 min slots so if you have a calendly I can go ahead from there to match.

Best,

...

--

Jen Nguyen

Executive Assistant

JAZZ Venture Partners

www.jazzvp.com



Fletcher Wilson <fletcher.wilson@thronelabs.co> Thu, Apr 6, 10:22 AM (5 days ago)

to Jen

Perfect! Please see the link here.

Looking forward to connecting with you!

...



Jen Nguyen Apr 6, 2023, 12:56 PM (5 days ago)

to me

Great, thanks!

Invite shared for: PT 10:00am - 10:30am, Friday, April 7, 2023

Best,

...



Paul Veugen

to me

Wed, Mar 22, 8:56 AM

Hi Fletcher,

Thanks for reaching out, but unfortunately this is not a match for me. We primarily invest in developer and creative tools with nphard.vc

Cheers,

Paul

...



Fletcher Wilson <fletcher.wilson@thronelabs.co>

to Paul

Sat, Mar 25, 11:56 AM

Hi Paul,

No worries, appreciate the quick follow up. If this is something you could be interested in as an angel investment, do let me know. We are also opening a crowdfunding round on Wefunder for smaller check sizes soon.

Happy to hop on a quick call or keep you updated if there's still interest!

Thank you,

Fletcher

...

Raise: Bathrooms aren't sexy, but everyone needs one. External Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Paul ▾

Wed, Mar 22, 7:26 AM

Hi Paul,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722

Reconnecting here

External | Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Sacha

Mon, Apr 10, 2:23 PM (1 day ago)

Hi Sacha,

Wanted to follow up here. Interested in chatting about our investment round?

Throne Labs is building a network of smart, clean public bathrooms for the 200M Americans using public restrooms every week. Thrones are powered by IoT sensors, no-touch fixtures, and a smart servicing model, saving customers billions. With $6M invested into R&D, and $20M ARR in the pipeline, the commercial launch of our patent-pending, loveable bathroom network was met with incredible traction.

Would you like to see our deck?

Thanks,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Throne Labs, Inc., 3415 Windom Rd, Brentwood, MD 20722



Sacha Levy
to me

Mon, Apr 10, 4:45 PM (1 day ago)

Fletcher,
As you can see atop my LinkedIn profile, I'm not looking at new opportunities. But feel free to look at https://www.newyorkangels.com/investment-criteria. Best,

Sacha Levy
Member, New York Angels

Throne Seed Round External Leads/Passed ×



Fletcher Wilson <fletcher.wilson@thronelabs.co> Tue, Mar 28, 5:36 PM

to Sonny

Hi Sonny,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $20M ARR in pipeline, $53K average contract value & on track to achieve 73% margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

--

Fletcher Wilson
Co-founder & CEO
www.thronelabs.co

Sonny Vu <sonny@alabaster.com>
to me

Wed, Apr 5, 10:01AM (6 days ago)

Hi Fletcher,

Thanks for sending this over. I was just now looking over your note and did some googling. Looks interesting! Though with my current involvements in existing portfolio companies, I've not been able to do much new active investing. Given the limited resources (time, people) and the fact that I know very little about this space, I'll have to bookmark this opportunity for now. Do stay in touch as I hope to hear about your future successes. Startups are very hard so if I can be useful to you (except for funding introductions which I don't do) just message me on LinkedIn (https://bit.ly/sonnyvu) or Facebook (fb.me/sonnyvu).

Sonny

...

--

Sonny Vu
Cell: +84 93 802 1480
WhatsApp IG/TW: @sonnyvu



Fletcher Wilson <fletcher.wilson@thronelabs.co>
to Sonny

Wed, Apr 5, 12:14 PM (6 days ago)

Hi Sonny,

Really appreciate you taking a look at us, and I totally understand on the bandwidth side. I will go ahead and follow you on LinkedIn.

If a tiny part of you is curious about how our business model works, I'd be happy to hop on a short call to educate you on the fantastic world of public bathrooms and portable sanitation, and how Throne is building a new market category merging these two worlds (I find this stuff is great fodder for group dinner conversations). We are raising from individuals as well and accepting smaller checks, so don't hesitate to reach out if you're ever interested in hopping on a short call.

Cheers,
Fletcher

...

Fletcher Wilson <fletcher.wilson@thronelabs.co> Wed, Apr 12, 12:09 PM (1 day ago)

to howard

Hi Howard,

I'm reaching out to see if you'd be interested in Throne's investment round?

200M Americans use public bathrooms at least once a week - yet for every 100,000 people there are only 8 public toilets. Throne is the clean, smart bathroom network revolutionizing the $122B potential available public bathroom market.

Highlights:

- Leadership from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
- $25M ARR in pipeline, $65K average contract value & on track to achieve 73% gross margin
- $6M invested into technical R&D & commercial product is revenue-generating
- Inbound interest: mobile enterprise workforce (Doordash, Amazon, Waymo) & cities (NYC, LA, DC)
- Powered by IoT sensors, touchless fixtures, and data-driven servicing

Would you like to hop on a call this week or next to learn more?

Best,
Fletcher

Howard Zola Wed, Apr 12, 2:06 PM (1 day ago)

to me

Thanks but not Relevant

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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